SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 13 April 2004

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosure:

•                                          Statement dated 8 April 2004 “Orange plc Announces Purchase of $33.38m of its 8 3/4 % Senior Notes due 2006”.

ORANGE PLC

Announces Purchase of $33.38m of its 8 3/4 % Senior Notes due 2006

London, England – 8 April 2004 – Orange plc, a public limited liability company incorporated under the laws of England and Wales (the “Company”), announced today that it has purchased $33.38m in nominal amount of its 8 3/4 % Senior Notes due 2006 (the “Notes”).

Following the purchase of the Notes by the Company, the purchased Notes will be cancelled and approximately $7.165m in aggregate principal amount of the Notes, which are scheduled to mature on 1 June 2006, will remain outstanding.

For More information, please call the Orange Media Centre on +44 207 984 2000 or +44 7973 201 911.

Notes to Editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of December 2003, Orange was the largest mobile operator in both the UK with 13.6 million active customers, and France with 20.3 million registered customers. As at the end of December 2003, Orange controlled companies had over 49 million customers worldwide.  Further information about Orange can be found on the Orange website at www.orange.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC

Date:	13 April 2004	By:	/s/	PHILIPPE MCALLISTER

				Name:	Philippe McAllister
				Title:	Director